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SEC FILE NUMBER
0-27938

CUSIP NUMBER
197231103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Columbia Bancorp
Full Name of Registrant
N/A
Former Name if Applicable
401 East Third Street, Suite 200
Address of Principal Executive Office (Street and Number)
The Dalles, Oregon 97058
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company did not file its Form 10-K by the prescribed filing date because it is still awaiting comments from the Federal Deposit Insurance Corporation (the “FDIC”) on the description of the Regulatory Order (defined below) found in the Form 10-K. In conjunction with an agreement entered into on February 3, 2009 between Columbia River Bank, the Company’s wholly owned subsidiary (the “Bank”), and the FDIC and the Oregon Division of Finance and Corporate Securities (“DFCS”), the Bank stipulated to issuance of a cease and desist order against the Bank by the FDIC and DFCS (the “Regulatory Order”). Pursuant to the Regulatory Order the Bank is required to furnish the FDIC with a copy of its Form 10-K and any other shareholder communication containing a description of the Regulatory Order at least 15 days prior to its filing and must make any changes requested by the FDIC. As of the date of this filing the Company was still awaiting comments from the FDIC on its Form 10-K. The Company intends to file its Form 10-K on or before the fifteenth calendar day following its prescribed due date.
(Attach extra Sheets if Needed)

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Staci L. Coburn	541	298-6649

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑       No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐       No ☑
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Columbia Bancorp
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 16, 2009	By	/s/ Terry L. Cochran
Terry L. Cochran
President and CEO

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).